UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMERCE PLANET, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20084U100

(CUSIP Number)

Michael Hill

Chief Executive Officer

Commerce Planet, Inc.

30 S. La Patera Ln. Suite 8

Goleta, CA 93117

(805) 964-9126

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP NO. 20084U100

1     NAME OF REPORTING PERSON

      Mr. Michael Hill

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      a     [   ]

      b     [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS *

      Mr. Hill: OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mr. Hill is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER:

      Mr. Hill has sole voting power over the 8,725,105 shares he beneficially owns.

8     SHARED VOTING POWER:

      Mr. Hill does not share voting power over any shares of the Issuer.

9     SOLE DISPOSITIVE POWER:

      Mr. Hill has sole dispositive power over the 8,725,105 shares he beneficially owns.

10    SHARED DISPOSITIVE POWER:

      Mr. Hill does not share dispositive power over any shares of the Issuer.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      MICHAEL HILL: 8,725,105 SHARES (Mr. Hill owns 5,971,500 shares of common stock, 1,461,432 shares of common stock that are issuable within 60 days upon conversion of 7 shares of Series D Convertible Preferred Stock, 1,252,656 shares of common stock that are issuable within 60 days upon the exercise of 6 Series D Convertible Preferred Stock warrants and the subsequent conversion within 60 days of Series D Convertible Preferred Stock and 39,517 shares of common stock that are issuable within 60 days upon the exercise of options. The Series D warrants have an exercise price of $0.01 and expire on January 1, 2010. Each share of Series D Convertible Preferred Stock converts into 0.4167% of the total number of shares issued and outstanding on the date of conversion).

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      _____.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 50,106,252 shares of common stock outstanding as of March 6, 2007:

      Michael Hill: 16.5%

14    TYPE OF REPORTING PERSON

      Michael Hill: IN

ITEM 1:  SECURITY AND ISSUER

This Schedule 13D relates to the disposition of beneficial ownership of common stock, $0.001 par value per share of the Issuer whose principal executive office is located at 30 S. La Patera Ln. Ste. 8, Goleta, CA 93117.

ITEM 2:  IDENTITY AND BACKGROUND

(a) Michael Hill

(b) 30 S. La Patera Ln. Ste. 8, Goleta, CA 93117

(c) Mr. Hill is the Chief Executive Officer and Chairman of the Board of Directors of Commerce Planet, Inc. whose principal place of business is located at 30 S. La Patera Ln., Ste. 8, Goleta, CA 93117.

(d) During the last 5 years, Mr. Hill has not been convicted in any criminal proceeding.

(e) During the last 5 years, Mr. Hill has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hill is a citizen of the United States of America.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 5,971,500 shares of common stock Mr. Hill owns outright were awarded as founder's shares. The 1,461,432 shares of common stock that are issuable within 60 days upon conversion of 7 shares of Series D Convertible Preferred Stock, 1,252,656 shares of common stock that are issuable within 60 days upon the exercise of 6 Series D Convertible Preferred Stock warrants and the subsequent conversion within 60 days of Series D Convertible Preferred Stock and 39,517 shares of common stock that are issuable within 60 days upon the exercise of options, were issued to Mr. Hill as compensation for serving as Chief Executive Officer and Director.

ITEM 4:  PURPOSE OF TRANSACTION

Mr. Hill's interest in the Issuer decreased because he sold 1,250,000 shares of common stock to an investor in a private transaction.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

      a. Mr. Hill is the beneficial owner of 8,725,105 shares or 16.5% of the common stock issued and outstanding of the Issuer.

      b. Mr. Hill has sole voting and dispositive power over 8,725,105 shares of common stock of the Issuer.

      c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

On February 7, 2007, Mr. Hill sold 1,250,000 shares of the Issuer’s common stock to an investor in a private transaction for $1.90 per share.

On February 13, 2007, Mr. Hill sold 175,000 shares of the Issuer’s common stock to an investor in a private transaction for $1.30 per share.

      d. N/A

      e. N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Hill has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

      N/A

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Commerce Planet, Inc.

/s/ Michael Hill	Date: March 21, 2007
By: Michael Hill
Chief Executive Officer